UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

[X] Form 10-K For Fiscal Year Ended: December 31, 2013

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

Omagine, Inc.
350 Fifth Avenue
48th Floor
New York, N.Y. 10118

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

Additional time is required to complete the audit of the December 31, 2013 financial statements and the attorney’s and independent public accountants' review of the Company's annual report on Form 10-K.

Part IV - Other Information

    (1) Name and telephone number of person to contact in regard to this notification:

        Frank J. Drohan        (212) 563-4141

    (2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

  [X] Yes [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      [ ] Yes    [X] No

         Omagine, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2014	By:	/s/ Frank J. Drohan
FRANK J. DROHAN, Chairman
of the Board of Directors,
President and Chief
Executive and Financial Officer
(Principal Executive Officer and
Principal Financial Officer)